

:URITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year ended December 30, 2001

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ______________ to ______________

Commission File Number 333-13642

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN OF THE ICI GROUP
(the "Plan")
c/o Law Department
ICI AMERICAS INC.
10 Finderne Avenue
Bridgewater, NJ 08807

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
9 Millbank
London SWIP 3JF

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Independent Auditors' Report

Statements of Net Assets Available for Benefits
- December 30, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits
- Years Ended December 30, 2001 and 2000

Notes to Financial Statements


KPMG

SAVINGS AND INVESTMENT PLAN OF THE ICI GROUP

Financial Statements

December 30, 2001 and 2000

(With Independent Auditors' Report Thereon)

SAVINGS AND INVESTMENT PLAN OF
THE ICI GROUP

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Net Assets Available for Benefits – December 30, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits – Years ended December 30, 2001 and 2000	3
Notes to Financial Statements	4



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Participants
Savings and Investment Plan of the ICI Group:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan of the ICI Group (the Plan) as of December 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Investment Committee of ICI American Holdings Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

December 20, 2002



SAVINGS AND INVESTMENT PLAN OF THE ICI GROUP

Statements of Net Assets Available for Benefits

December 30, 2001 and 2000

	2001	2000
Investments:		
Investment in Master Trust (note 5)	$ 615,855,815	714,886,064
Participant loans	11,652,635	13,996,222
Total investments	627,508,450	728,882,286
Receivables:		
Employer contributions	813,059	901,788
Participants contributions	988,208	1,823,630
Net assets available for benefits	$ 629,309,717	731,607,704

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN OF
THE ICI GROUP

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2001 and 2000

	2001	2000
Additions:		
Contributions from employer	$ 12,355,197	8,797,393
Contributions from participants	25,045,457	22,984,823
Rollovers	4,411,102	2,838,087
Participant loan interest income	1,094,310	551,591
Transfers from other benefit plans	—	512,473,943
Total additions	42,906,066	547,645,837
Deductions:		
Participants' withdrawals	64,311,872	48,167,160
Net investment loss in Master Trust	45,540,017	37,628,597
Transfers to other benefit plans	35,352,164	124,879,539
Total deductions	145,204,053	210,675,296
Net (decrease) increase in assets available for benefits	(102,297,987)	336,970,541
Net assets available for benefits:		
Beginning of year	731,607,704	394,637,163
End of year	$ 629,309,717	731,607,704

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN OF THE ICI GROUP

Notes to Financial Statements

December 30, 2001 and 2000

(1) The Plan

The following description of the Savings and Investment Plan of the ICI Group (the Plan), a qualified defined contribution profit sharing plan established for eligible non-union employees of certain subsidiaries of ICI American Holdings Inc. (the Company), and ICI Explosives USA Inc. (effective May 1, 1999) (collectively, the Companies), provides only general information. Participants should refer to the Plan document and summary description booklet for a more complete description of the Plan's provisions.

On July 1, 2000, the Plan was amended and restated. Coincident with the restatement, the National Starch and Chemical Company Profit Sharing and Savings Plan (PSSP) was merged into the Plan, the assets and liabilities of non-union employees of National Starch and Chemical Company in the National Starch and Chemical Company Hourly Employee Savings Plan (HESP) were transferred into the Plan, the assets and liabilities of the non-union employees of The Glidden Company who are not resident in Puerto Rico and not employed in a field sales position in the Stores Division were transferred from the Retirement Savings and Investment Plan of ICI Paints (RSIP) to the Plan, and the assets and liabilities of Crosfield at Joliet, Illinois bargaining unit were transferred from the Plan to the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group. In addition, Fidelity Management Trust Company (new Trustee) was appointed trustee and recordkeeper for the Plan as of that date and the Company established a master trust with the new Trustee which includes this Plan and other plans sponsored by the Company and its affiliates.

Effective January 1, 2001, the Plan was amended to exclude all ICI Paint Stores personnel. The account balances of ICI Paint Stores personnel totaling approximately $14,600,000 were transferred from the Plan to the Savings and Investment Plan of the Stores Division of ICI Paints.

On January 9, 2001, the Company sold the Crosfield Chemicals and Klea businesses to an affiliate of Ineos Acrylics, Inc. The account balances of Crosfield and Klea personnel totaling approximately $20,700,000 were transferred from the Plan to the Ineos 401(k) plan in 2001.

The purpose of the Plan is to encourage and assist employees in the systematic savings of a part of their earnings.

The Plan is principally invested in a tax-exempt master trust, under an agreement with Fidelity Management Trust Company as of July 1, 2000 and with Wilmington Trust Company (old Trustee) prior to June 30, 2000 (the Master Trust). Any employee who is a salaried employee at a plant or office location to which the Plan has been extended and employees of any union which has collectively bargained for coverage of its members under this Plan may participate in the Plan.

(Continued)

In 2000, the Savings Plan for Union Employees of Crosfield Chemical Company (the Crosfield Savings Plan) was merged into the Plan. The Crosfield Savings Plan has been a part of the Master Trust.

In January 2000, the Crosfield Chemical Company catalyst plant was sold. Account balances of transferred employees were transferred out of the Plan during 2000. In February 2000, the Joplin, Missouri site of ICI Explosives USA Inc. was sold. Account balances of transferred employees were transferred out of the Plan during 2000.

The Flouropolymers business of ICI Americas Inc. was sold in 1999. The account balances of the current and former Flouropolymers employees were transferred to a new Code section 401(k) plan established by the purchaser of the business in March and May 2000.

For part of 1999, the Plan was a multi-employer plan. In conjunction with the Company's divestment of certain businesses of ICI Americas Inc. and ICI Acrylics Inc. subsidiaries in 1999, the buyers of the divested businesses were permitted to participate in the Plan for a short period of time until they could establish their own Code section 401(k) plans. The nonrelated participating employers were Huntsman ICI Chemicals LLC (Huntsman) and Ineos Acrylics Inc. (Ineos). The account balances of the current and former employees who were part of the Huntsman and Ineos divestitures were transferred to new plans established by the buyers during the first quarter of 2000.

Contributions

For the transitional period of July 1, 2000 to December 30, 2000, the Plan provides for transitional matching for grandfathered participants as defined in the Plan.

Participants can make before-tax contributions of up to 15% of annual compensation, as defined, and after-tax contributions of up to 12% of annual compensation, provided that total contributions do not exceed 17% of annual compensation. For employees who become eligible to participate in the Plan on or after July 1, 2000, employees will be automatically enrolled in the Plan and deemed to have elected to contribute a before-tax contribution equal to 3% of their compensation. Employees may cancel the automatic enrollment by delivery of a notice to that effect. The amount of the contribution is subject to the limitations imposed by the Internal Revenue Code of 1986, as amended. The Company makes a dollar-for-dollar matching contribution of the first 3% of before-tax contributions. Employer and participant contributions are vested 100% to the participant upon receipt by the trustee.

Prior to July 1, 2000, participants of the Plan could make before-tax contributions of up to 15% of annual compensation and after-tax contributions of up to 10% of annual compensation, provided that total contributions do not exceed 17% of annual compensation. The Company made a dollar-for-dollar matching contribution for the first 3% of before-tax contributions. Additionally, the Company matched 50 cents for each dollar of the next 3% of before-tax contributions which was required to be invested in the ICI Company Stock Fund until the first day of the third Plan year following the date of contribution. Participants could then direct the match to the fund of choice. As of July 1, 2000, this restriction on the ICI Company Stock Fund was removed and the fund became fully participant directed.

(Continued)

Beginning in 2001, the Plan provides for an employer Business Contribution, as defined, of zero to 5% of eligible compensation paid during the prior year. The formula for determining the Business Contribution may vary by Business Unit, as defined. A participant must be employed by the ICI Group on December 31 of such prior year to receive a Business Contribution (e.g., to receive a Business Contribution in 2001, the participant must be employed on December 31, 2000). The Explosives business does not receive a Business Contribution.

Investments

During 2000, Plan assets were invested in the investment portfolios offered under the Master Trust with Wilmington Trust Company through July 1, 2000 and with the new Trustee subsequent to July 1, 2000. The investment funds have varying degrees of risk. Except for the restrictions as described above regarding the ICI Company Stock Fund through June 30, 2000, the participants may allocate contributions among the following funds and, at their discretion, change the allocation percentages at any time:

ICI Long-Term Income Fund – This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bonds or bond portfolios. The fund's rate of return is a blended rate that varies based on all of the underlying investments.

Mellon Capital Asset Allocation Strategy Fund – This fund, which is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment advisor.

T. Rowe Price Equity Income Fund – The investments in this fund are principally undervalued stocks and stocks with high-dividend yields. Depending on stock market conditions, this fund may also invest in fixed income securities and cash equivalents. The objective of the fund is long-term growth through capital appreciation and income. This fund was no longer available as an investment option of the Plan as of July 1, 2000.

American Express IDS New Dimension Common Stock Fund – Invests in common stocks of U.S. companies considered to have superior growth potential. The emphasis is on long-term growth through capital appreciation. This fund was no longer available as an investment option of the Plan as of July 1, 2000.

American Century Investors Ultra Fund – Invests in common stocks of smaller and mid-sized U.S. companies that are experiencing accelerating earnings or revenues. The objective of this fund is long-term capital appreciation. This fund was no longer available as an investment option as of July 1, 2000.

ICI Company Stock Fund – Invests primarily in Imperial Chemical Industries PLC American Depositary Receipts (ADRs), which are traded on the New York Stock Exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling. A portion of this fund was nonparticipant-directed through June 30, 2000.

(Continued)

S&P 500 Flagship Series C Fund – This fund is structured to produce returns approximating the returns of the Standard & Poor's 500 (S&P 500) Index. The index is made up of 500 common stocks that are representative of the U.S. stock market, which covers approximately 75% of the market value of all U.S. common stocks. The fund owns all the stocks in the index based on the market capitalization weighting of each stock. This fund was no longer available as an investment option of the Plan as of July 1, 2000.

American Funds Europacific Growth Fund – This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-U.S. companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange-rate fluctuation and the action of foreign governments.

PBHG Growth Fund – This fund invests primarily in small companies that have an outlook for strong earnings growth and the potential for significant capital appreciation. Typically, dividends are minimal in small companies and not a significant component of return. This fund is more volatile than the stock market. This fund was discontinued as an investment option during 2000 and replaced with the T. Rowe Price Small Cap Stock Fund.

Fidelity Balanced Fund – This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund will invest 25% of assets in fixed income senior securities including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk. This fund became an investment option of the Plan on July 1, 2000.

Fidelity Equity Income Fund – This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt securities. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation. This fund became available as an investment option of the Plan on July 1, 2000.

Fidelity US Equity Index Pool Fund – This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard & Poor's 500 Index. This fund became available as an investment option of the Plan on July 1, 2000.

Fidelity Magellan Fund – This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of your investment over the long term through capital appreciation. This fund became available as an investment option of the Plan on July 1, 2000.

Fidelity Aggressive Growth Fund – This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of your investment over the long term through capital appreciation. This fund became available as an investment option of the Plan on July 1, 2000.

(Continued)

T. Rowe Price Small Cap Stock Fund – This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

The Plan is intended as a plan described in Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Both participant and the Companies' contributions, which are allocated to each participant account, are invested in the funds designated by the participant, except for the ICI Company Stock Fund prior to July 1, 2000.

The Plan allows participants to purchase ICI ADRs. Because the Plan allows participants to invest both before-tax and after-tax contributions in ICI ADRs, the Plan and the stock offered thereunder were required to be registered under the Securities Act of 1933 (the Act).

Withdrawals

Participants may withdraw their employee contributions and vested matching contributions (and related investment income, if any, on such contributions) subject to plan limitations and restrictions. Before-tax employee contributions may be withdrawn only in the event of certain financial hardships, as defined, or after reaching the age of 59 ½. As provided by law and under certain circumstances provided for in the Plan, such withdrawals may result in suspension from eligibility to make employee contributions to the Plan for various periods of time.

Upon termination of employment, as defined, or at certain later times provided under the Plan, a participant's vested account balance is distributed in a lump sum, deferred until normal retirement, or rolled over to another qualified employer-sponsored plan or individual retirement account. Participant's meeting certain criteria, as defined in the Plan, can elect installment payment options.

The Plan allows loans to participants pursuant to section 3(14) of ERISA and the regulations thereunder. The maximum loan amount is 50% of a participant's account balance but not to exceed $50,000, reduced by the participant's highest outstanding Plan loan balance over the previous 12 months. The minimum loan amount is $500 and loans must generally be repaid over a period of not more than five years. Interest rates for loans withdrawn prior to July 1, 2000 are based on the prime rate of Wilmington Trust Company at the time the loan is drawn. Effective July 1, 2000, interest rates are based on the prime rate as set out in the Wall Street Journal as of the last day of the calendar quarter preceding the calendar year in which that loan is approved by the plan administrator plus 1%. Interest rates are fixed at the date of loan origination.

The Employee Benefits Investment Committee of ICI American Holdings Inc. (Investment Committee) is the named fiduciary for investments and the Employee Benefits Administration Committee of ICI American Holdings Inc. (EBC) is the named fiduciary for plan administration. ICI American Holdings Inc. made a declaration of trust providing for the custody and maintenance of the trust funds by Wilmington Trust Company. Effective July 1, 2000, Fidelity Management Trust Company has replaced Wilmington Trust Company as trustee and recordkeeper of the Plan.

(Continued)

(2) Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) *Basis of Presentation*

The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

(b) *Valuation of Investments and Financial Investments*

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost. The plan administrator does not believe it is practicable to estimate fair value of participant loans as they are not material to the plan. The participant loans have fixed rates of interest, established by the plan administrator at the time of the loan's origination, and approximating prevailing market rates (6.0% to 12.5% and 5.8% to 12.0% at December 30, 2001 and 2000, respectively).

(c) *Basis of Security Transactions*

Security transactions are accounted for on the trade date. Gain or loss on securities sold is based on average cost.

(d) *Recognition of Income from Investments*

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

(e) *Plan Costs and Expenses*

Generally costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Companies. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary capital management's investment advisory fees are charged to the ICI Long-term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Companies. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

(f) *Participants' Withdrawals*

Payments to participants for elected withdrawals and distributions are recognized as a reduction of Plan assets when paid by the trustee.

(g) *Participants' Loans*

Participants' loans are stated at amortized cost.

(h) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from these estimates.

(i) *New Accounting Pronouncements*

On December 31, 2000, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." The adoption of these statements did not have a significant impact on the financial statements of the Plan.

(j) *Risks and Uncertainties*

The assets of the Plan are primarily financial instruments which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund investment objectives, stock market (which in the United States and in certain international markets continued to experience significant declines in the months following December 2001), interest rates, economic conditions, and world affairs.

(k) *Reclassifications*

Certain amounts have been reclassified in the 2000 financial statements to conform to the current year presentation.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their accounts.

(4) Related-Party Transactions

At December 30, 2001 and 2000, the Plan had a 79% and 88%, respectively, beneficial interest in the ICI Company Stock Fund (an investment fund of the Master Trust), which holds ICI ADRs as its principal investment.

(5) Interest in Master Trust

At December 30, 2001 and 2000, the Plan's investments (excluding participant loans) were held in the ICI Master Trust, which was established for the investment of assets of the Plan and several other ICI company-sponsored retirement plans. Each participating plan has an undivided interest in the ICI Master Trust. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

The following table presents the fair values of investments in the ICI Master Trust as of December 30, 2001 and 2000:

	2001	2000
ICI Long-Term Income Fund	$ 270,837,685	256,060,749
Mellon Capital Asset Allocation Fund	19,121,140	22,488,477
T. Rowe Price Small Cap Stock Fund	17,937,908	14,028,413
American Funds Europacific Growth Fund	13,502,507	17,472,124
ICI Company Stock Fund*	18,736,969	30,788,711
Fidelity Magellan Fund	178,307,555	224,487,001
Fidelity Equity Income Fund	57,750,725	63,018,751
Fidelity Balanced Fund	26,780,444	23,179,119
Fidelity Aggressive Growth	28,940,010	54,401,137
Fidelity US Equity Index Pool Fund	52,267,493	66,565,742
	$ 684,182,436	772,490,224
Plan's proportionate share	90.0%	92.5%

* Nonparticipant-directed through June 30, 2000.

(Continued)

SAVINGS AND INVESTMENT PLAN OF THE ICI GROUP

Notes to Financial Statements

December 30, 2001 and 2000

Net (decrease) increase in fair value by investment for the years ended December 30, 2001 and 2000 are as follows:

		2001	2000
ICI Long-Term Income Fund	$	14,776,936	(52,713,895)
Mellon Capital Asset Allocation Fund		(3,367,337)	(15,902,047)
T. Rowe Price Small Cap Stock Fund		3,909,495	14,028,413
American Funds Europacific Growth Fund		(3,969,617)	2,930,716
ICI Company Stock Fund*		(12,051,742)	10,796,302
Fidelity Magellan Fund		(46,179,446)	224,487,001
Fidelity Equity Income Fund		(5,268,026)	63,018,751
Fidelity Balanced Fund		3,601,325	23,179,119
Fidelity Aggressive Growth		(25,461,127)	54,401,137
Fidelity US Equity Index Pool Fund		(14,298,249)	66,565,742
T. Rowe Price Equity Income Fund		—	(28,693,978)
American Express IDS New Dimension Common Stock Fund		—	(61,934,486)
American Century Investors Ultra Fund		—	(56,779,410)
S&P 500 Flagship Series C Fund		—	(25,629,853)
PBHG Growth Fund		—	(4,863,898)
Total net (decrease) increase in fair value of investments	$	(88,307,788)	212,889,614

* Nonparticipant-directed through June 30, 2000.

The following table presents net investment loss of investments in the ICI Master Trust for the years ended December 30, 2001 and 2000:

		2001	2000
Investment loss:			
Interest income and dividends	$	24,385,936	35,140,148
Net depreciation in fair value of investments		(75,583,947)	(64,633,639)
	$	(51,198,011)	(29,493,491)
Plan's proportionate share		88.9%	127.6%

The Plan's proportionate share is affected by the extent of its participation in certain individual funds included in the ICI Master Trust.

(6) Internal Revenue Service Status

The Plan obtained its latest determination letter dated December 7, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. A determination letter request was filed with the Internal Revenue Service on December 17, 2002.

(7) Subsequent Events

Effective December 31, 2001, the name of the Plan was changed to the Retirement Savings Plan of the ICI Group.

Effective December 31, 2002, the Plan will increase Code 401(a)(17) limit on compensation to $200,000. This increase will apply to the business contributions paid in 2002 and to other contributions.

Effective January 1, 2002, before-tax contribution deferral percentage will increase to a maximum of 25% from 15%.

Effective April 1, 2002, a participant who is not eligible to participate in a define benefit pension plan of the ICI Group will be eligible for a retirement contribution unless (a) he agrees in writing that he is not eligible or, (b) he is a member of a collective bargaining unit that has not negotiated a retirement contribution. The retirement contribution is 5% of eligible compensation of all business other than the two ICI Paints businesses, which are 4%. Retirement contributions are not withdrawable prior to termination of employment, are not eligible for loans and are not counted to determine the amount available for a loan. Participant must complete five years of vesting to be vested in retirement contributions and earnings thereon. For anyone eligible for retirement contribution who becomes disabled, the following rules apply: (a) disabled prior to 5 years of vesting, the participant's account is 100% vested; and (b) disabled with 5 or more years of vesting, the participant continues to receive retirement contributions on base salary rate in effect on the date he became disabled with retirement contributions ceasing at the earlier of the date the disabled participant is no longer disabled, age 65 or date he takes a distribution from his account.

Effective April 1, 2002, the following new funds were added: Vanguard Total Bond Market Index Fund; Fidelity Lifestyle Freedom Fund 2040; Fidelity Lifestyle Freedom Fund 2030; Fidelity Lifestyle Freedom Fund 2020; Fidelity Lifestyle Freedom Fund 2010; and Fidelity Lifestyle Freedom Income Fund.

On February 4, 2002, Imperial Chemical Industries PLC (ICI) announced a rights offering. Under the rights offering, holders of 11 ICI American Depositary Shares (ADS) were allowed to purchase 7 new ADS's at the price of $11.42. The rights offering was extended to participants in the Plan who had an interest in the ICI Company Stock Fund on February 26, 2002. Participants could either sell the rights real time or exercise the rights. If the rights were not exercised by March 11, 2002, the rights were sold by

(Continued)

Fidelity through a batch process. The $11.42 exercise price held a buffer to cover currency fluctuation between the pound sterling and the U.S. dollar. Approximately $1 for each exercised right was refunded to the Plan and allocated to the applicable participant's account and then transferred to the ICI Company Stock Fund.

(8) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1934 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of December 20, 2002, the Plan has not made such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Savings and Investment Plan of the
ICI Group

Date: June 27, 2003

By: [signature]
Designated Representative

CERTIFICATION REQUIRED BY 18 USC § 1358

The undersigned, in his capacity as Employee Benefits and Tax Counsel, certifies, to the best of his knowledge, that the financial statements made a part of the Form 11-k fully comply with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 780(a) or 780(d)) and that the information contained in this Form 11-k fairly presents in all materially respects the Net Assets Available For Plan Benefits and Changes in Net Assets Available For Plan Benefits of the Savings and Investment Plan of the ICI Group for the plan year ending December 30, 2001.

Date: June 27, 2003

By: [signature]
Employee Benefits and Tax Counsel

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent auditors.



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Consent

Employee Benefits Investment Committee
ICI American Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13642) on Form S-8 of Imperial Chemical Industries PLC of our report dated December 20, 2002, relating to the statements of net assets available for benefits of the Savings and Investment Plan of the ICI Group as of December 30, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 30, 2001 annual report on Form 11-K of the Savings and Investment Plan of the ICI Group.

KPMG LLP

Short Hills, New Jersey
June 25, 2003